EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Poniard Pharmaceuticals, Inc.:

We consent to the use of our reports dated March 15, 2007, with respect to the consolidated balance sheets of Poniard Pharmaceuticals, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

Seattle, Washington
June 21, 2007